[Peckar & Abramson Letterhead]

Stephen P. Katz
Partner

November 20, 2006

Via Federal Express
Mr. Paul Fischer, Staff Attorney
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	MDwerks, Inc. Our File No. 4248/156140

Dear Mr. Fischer,

We have submitted today for filing Amendment No. 6 to the Registration Statement on Form SB-2 for MDwerks, Inc. (Reg. No. 333-132296). Pursuant to my telephone discussion with you on Tuesday, November 14, 2006, we have amended the Registration Statement to include financials for the quarter ending September 30, 2006. We have also updated and filed a new legal opinion, which has been filed as Exhibit 5.1.

For your convenience, we are sending you courtesy copies of this filing via FedEx. We have also included a redlined copy of the filing marked to show this change.

Please confirm your receipt of this filing and advise me if at that time we can submit a request for permission to have the Registration Statement become effective.

Please feel free to contact the undersigned if you have any questions regarding the enclosed materials or the contents of this letter.

Very truly yours,

/s/ Stephen P. Katz

STEPHEN P. KATZ
SPK:gfs
Enclosures
cc:        Mr. Howard Katz (w/encl.)
            Mr. Vincent Colangelo (w/encl.)
            Mr. Stephen Plattman (w/encl.)